Mail Stop 3561

June 9, 2009

Via Fax & U.S. Mail

Mr. Michael J. Holmes
Chief Financial Officer
5215 W. Laurel Street
Tampa, Florida 33607

> **Re: Odyssey Marine Exploration, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-31895**

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Notes to the Financial Statements – General

1. We note from your disclosure in the Liquidity section of MD&A on page 17 that during 2008 you capitalized maintenance for extensive engine repairs and upgrades to the Ocean Alert. Please tell us, and disclose in the notes to the financial statements in future filings, your policy for accounting for repairs and maintenance, including how you account for drydock or special survey costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Critical Accounting Estimates, page 21

2. We note that your disclosure of critical accounting estimates includes a discussion of your accounting for long-lived assets and the realizability of deferred tax assets. Please consider revising future filings to include a discussion of the estimates surrounding your accounting for inventory, particularly the capitalized costs of recovery and conservation and how you regularly assess realizability of your inventory balance.   Your disclosure should be revised to address the following areas:
    • Types of assumptions underlying the most significant and subjective estimates;
    • Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    • Circumstances that have resulted in revised assumptions in the past.
    Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 22

3. We note your disclosure that you do not believe you have material market risk exposure and have not entered into any market risk sensitive instruments to mitigate these risks or for trading or speculative purposes. However, in light of the variable interest rates on the $8.3 million of debt recorded on the balance sheet, it appears you are exposed to market risk related to interest rates. Please revise future filings to include a discussion of your risk related to interest rates on your long-term debt, in accordance with one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K.

Consolidated Statements of Income, page 29

4. We note from your disclosure in MD&A, that $1.9 million of revenue in 2008 relates to expedition charter revenue related to a television series. In future filings, please revise your statements of income to separately present revenue and cost of sales from products (sale of coins and artifacts) and services (lease of themed attraction exhibit and expedition charter revenue). See Rule 5-03.1 and 5-03.2 of Regulation S-X. Also, please tell us, and disclose in future filings, your accounting policy for recognizing revenue generated by services such as the expedition charter and your themed attractions.

Statements of Cash Flows, page 31

5. We note from your disclosure in the liquidity section of MD&A, that the cash flows from financing include $5 million from your bank line of credit, offset by net loan repayments of $.6 million which include loan proceeds of $2.5 million for the refinancing of your corporate building offset by repayment of you previous building mortgage of $3.1 million. However, your statement of cash flows shows loan proceeds of $10 million and repayments of $5.6 million. Please explain to us the nature of the $10 million proceeds received during 2008 and the nature of the $5.6 million of repayments made during 2008.

Note F. Inventory

6. We note your disclosure that you have capitalized deferred costs of $2.4 million related to the recovery and conservation of the Black Swan project and have reserved these costs 100%. In light of the fact that you have not yet secured ownership rights, please explain to us why you believe it is appropriate to capitalize these deferred costs. Also, please tell us the line item on the statement of operations where the deferred recovery cost reserve was charged to expense when it was established in 2007.

Note J. Mortgage and Loans Payable, page 38

7. We note your disclosure that you are required to comply with a number of covenants under both your revolving credit facility and mortgage loan. Please revise future filings to include the nature of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends). See paragraphs 18-19 of SFAS No. 5 and Rule 4-08(e) of Regulation S-X.

Note K. Accrued Expenses, page 39

8. We note your disclosure that accrued vessel operations relates to expenditures required to operate your ships such as fuel, repair and maintenance and port fees. Please provide us with more details of the nature of these amounts and tell us whether the activities related to these expenditures (purchase of fuel, maintenance, etc.) have occurred prior to year end or if they have not yet occurred. Also, please tell us if any of these amounts relate to the special survey or drydock expenses for your vessels. We may have further comment upon receipt of your response.

Note N. Stockholders' Equity, page 40

9. We note your disclosure that the warrants issued with the Series D Preferred Stock constituted a beneficial conversion option and the Black-Scholes valuation method was utilized in valuing the warrants. Please explain to us how you calculated the intrinsic value of the beneficial conversion feature of the Series D preferred stock and how you separately calculated the fair value of the warrants, as it is not clear from your disclosure whether these were each separately valued as required by footnote 4 to paragraph 5 of EITF 98-5. Please note that a beneficial conversion feature refers to an in-the-money conversion feature of the preferred stock into common stock and should be calculated separately from the fair value of the warrants. Also, please tell us how you evaluated the existence of a beneficial conversion feature related to the Series E and Series F convertible preferred stock at the time of issuance. We may have further comment upon receipt of your response.

Note N. Stockholders' Equity, page 40

10. We note from the disclosure on page 40, that the entire discount associated with the beneficial conversion feature attributed to the Series D Preferred Stock has been amortized to retained earnings thus decreasing the income available to stockholders. Please revise your consolidated statements of operations for 2007 to reflect this beneficial conversion option of $1,555,338 as an increase to the net loss attributable to common shareholders. Refer to the guidance outlined in SAB Topic 6:B.

11. We note from the disclosures in Note N that in January 2007, the Company exchanged warrants to purchase 2,200,000 shares of Common Stock for warrants to purchase 2,200,000 shares of Series D Convertible Preferred stock held by two institutional investors taking part in the private placement of Series D Preferred stock. Please tell us and clarify in the notes to the Company's financial statements how the Company accounted for the exchange of these warrants in its financial statements. If the Company believed that the fair value of the common stock and

Series D Preferred Stock warrants exchanged in this transaction was the same, please explain in detail the Company's basis for this conclusion. We may have further comment upon receipt of your response.

Note T. Quarterly Financial Data – Unaudited, page 47

12. We note that the amounts presented for the fiscal year end 2007 quarters appear to reflect the correction of the error discussed in Note Q. Please note that when the amounts disclosed in this note vary from the amounts previously reported on the Form 10-Q filed for any quarter, your disclosure should reconcile the amounts given with those previously reported and describe the reason for the difference. Please refer to Item 302(a)(2) of Regulation S-K. Please revise future filings accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(813) 870-1921